

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 10, 2009

Via U.S. Mail and Fax (613.623.4647)
Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

> **RE: Plaintree Systems Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 000-25872**

Dear Ms. Saunders:

We issued comments to you on the above captioned filing(s) on February 3, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 20, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 20, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 if you have questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Randy Prouix, Esq.
        Blake, Cassels & Graydon LLP
        Via Facsimile: 613.788.2247